Exhibit 12.1

	For the Years Ended December 31,
	2016	2015	2014	2013
CONSOLIDATED STATEMENTS OF OPERATIONS:	(Dollars in thousands, except per unit data)
Coal revenue	266,395	322,261	404,247	339,334
Freight revenue	11,603	3,809	4,192	4,445
Other revenues and income	3,119	940	9,660	1,515

Total Revenue and Other Income	281,117	327,010	418,099	345,294
Operating and Other Costs	183,001	193,960	239,863	209,776
Depreciation, Depletion and Amortization	41,994	44,136	43,337	32,291
Freight Expense	11,603	3,809	4,192	4,445
Selling, General and Administrative Expenses	9,949	10,931	17,149	15,778
Interest Expense	8,719	9,636	8,683	2,616

Total Costs	255,266	262,472	313,224	264,906

Net Income	25,851	64,538	104,875	80,388

Interest	8,719	9,636	8,683	2,616
Preferred Units Distribution	1,851	—	—	—
Imputed Interest on rental payments Rate	3,183	3,770	4,268	4,620

Total Earnings	39,604	77,944	117,826	87,624
Interest	8,719	9,636	8,683	2,616
Preferred Unit Distribution	1,851	—	—	—
Imputed Interest on rental payments Rate	3,183	3,770	4,268	4,620

Total Fixed Charges	13,753	13,406	12,951	7,236
Ratio of Earnings to Fixed Charges	2.9	5.8	9.1	12.1